SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

CENTERLINE HOLDING COMPANY

(Name of the Issuer)

CENTERLINE HOLDING COMPANY

(Name of Persons Filing Statement)

Common Shares of Beneficial Interest

(Title of Class of Securities)
15188T108
(CUSIP Number of Class of Securities)

Centerline Holding Company
100 Church Street
New York, New York 10007
212-317-5700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

COPIES TO:
Michael L. Zuppone
Paul Hastings LLP
75 East 55th Street
New York, NY 10022
(212) 318-6000

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$1,500,000	$204.60

(1)	The transaction value relates to a 1-for-5,000 reverse stock split, pursuant to which all holders of fewer than 5,000 shares before the reverse stock split will be cash-out by the issuer at a cash-out price of $0.07 per pre-reverse stock split share (the “Cash-Out Price”), followed by a 35-for-1 forward stock split, with any resulting fractional shares also being purchased at the Cash-Out Price. The transaction value represents an estimate of the maximum value of the fractional shares that will be purchased at the Cash-Out Price.
(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00013640 multiplied by the Transaction Valuation.
(3)	Previously Paid.
☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed by Centerline Holding Company, a Delaware statutory trust (the “Company” or “Centerline”), on December 28, 2012, as amended by Amendment No. 1 filed on January 18, 2013, Amendment No. 2 filed on February 14, 2013 and Amendment No. 3 filed on February 20, 2013, in connection with a proposed transaction to suspend its periodic reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

On March 14, 2013, the Company completed its previously announced reverse/forward stock split transaction pursuant to which:

º	each 5,000 of the Company's common shares of beneficial interest, no par value (the “Common Shares”) outstanding at 9:00 a.m. on March 14, 2013 were converted into one whole Common Share (the “Reverse Stock Split”) and, in lieu of issuing any fractional shares to shareholders owning fewer than 5,000 pre-Reverse Stock Split shares, Centerline made a cash payment equal to $0.07 per pre-Reverse Stock Split Common Share to such shareholders (the “Reverse Split Fractional Share Purchase”); and
º	immediately following the Reverse Stock Split, the Company effected a forward stock split for persons who held at least one Common Share after the Reverse Stock Split, whereby all post-Reverse Stock Split Common Shares held by such shareholders (including fractional shares) were converted into a number of Common Shares equal to such number of post-Reverse Stock Split Common Shares multiplied by 35 (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Split Transaction”), and in lieu of issuing fractional Common Shares, the Company made a cash payment equal to $0.07 per pre-Reverse Stock Split share to cash out any fractional Common Shares resulting from the Forward Stock Split (the “Forward Split Fractional Share Purchase” and, together with the Reverse Split Fractional Share Purchase and the Stock Split Transaction, the “Transaction”).

Based on the information available to the Company as of the date hereof, the Transaction reduced the number of record holders of the Common Shares to fewer than 300 and decreased the number of Common Shares issued and outstanding to 2,382,742. On March 15, 2013, the Company filed a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate registration of the Common Shares under Section 12(g) of the Exchange Act, and to suspend its reporting obligations under the Exchange Act. Accordingly, Centerline will no longer file Form 10-Ks, Form 10-Qs, Form 8-Ks and proxy statements with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTERLINE HOLDING COMPANY

By:	/s/ Robert L. Levy
Name:	Robert L. Levy
Title:	President and Chief Executive Officer
Date:	March 25, 2013